UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On May 6, 2024, Scinai Immunotherapeutics Ltd. issued a press release announcing the publishing of FY 2023 financial statements and filing of Annual Report on Form 20-F and providing a business update.

A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated May 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: May 15, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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